Exhibit 99.1

PRESS RELEASE

AerCap Holdings N.V. Announces Transactions for the Second Quarter 2013

Amsterdam, The Netherlands; July 12, 2013 - AerCap Holdings N.V. (“AerCap,” “the Company,” NYSE: AER) today announced the completion of 81 aircraft transactions during the second quarter 2013:

•                  Signed new lease agreements for 24 aircraft,

•                  Delivered 25 aircraft under contracted lease agreements,

•                  Purchased 17 new aircraft,

•                  Closed the sale of 15 aircraft, and

•                  Signed financing transactions for $1.5 billion.

	Second Quarter 2013			Year to Date 2013
Transaction Overview	Owned	Managed	Total	Owned	Managed	Total
Lease Agreements
Contracts	22	2	24	32	2	34
Deliveries
Closed	23	2	25	32	2	34
Purchases
Closed	17	—	17	26	—	26
Contract Signed, to be Delivered	—	—	—	—	—	—
Sales
Aircraft - Closed	8	7	15	11	7	18
Aircraft - Contract Signed, to be Delivered	—	2	2	—	2	2

Lease Activities: Contracts Signed for 24 Aircraft — 25 Aircraft Delivered

New Lease Agreements

AerCap signed new lease agreements for 24 aircraft in the second quarter 2013, including seven new Boeing 737-800s, ten Airbus A330-200s, five Airbus A320-200s, one Boeing 737-800 and one Boeing 747-400SF.

In addition to the new lease agreements signed during the second quarter, AerCap signed letters of intent or agreed terms for the lease of a further three aircraft, including one from its managed portfolio.  The average term of lease agreements and letters of intent for new aircraft signed during the past 12 months was 166 months. The average term of lease agreements and letters of intent for used aircraft in that period was 58 months.

Deliveries

AerCap completed 25 deliveries under contracted lease agreements in the second quarter, including seven new Boeing 737-800s, ten Airbus A330-200s, one Airbus A319-100, five Airbus A320-200s, one Airbus A330-300 and one Boeing 737-700.

Purchase Activities: Purchases Closed for 17 Aircraft

AerCap purchased seven new Boeing 737-800 aircraft and entered into a purchase and leaseback arrangement with LATAM Airlines to finance 25 widebody aircraft, ten of which were acquired during the second quarter.

Sales Activities: 15 Aircraft Sold

During the second quarter, AerCap sold its interest in eight Boeing 737-800s from its owned portfolio.  AerCap will continue to manage these aircraft and retain an ownership position.  AerCap also sold three Boeing 737-300s, three Boeing 737-400s and one Boeing 767-300ER from its managed portfolio.

Debt Facilities: $1.5 Billion Completed During the Second Quarter

In the second quarter, AerCap closed financing transactions for approximately $1.5 billion including the amendment and upsize of its revolving warehouse facility.

Portfolio Summary

As of June 30, 2013, AerCap’s portfolio consisted of 368 aircraft that were either owned, managed, or under contract to purchase (including five options).  The average age of the owned fleet as of June 30, 2013 is 5.3 years and the average remaining contracted lease term is 6.6 years.

About AerCap

AerCap is one of the world’s leading aircraft leasing companies and has one of the youngest fleets in the industry. AerCap is a New York Stock Exchange-listed company (AER) and has its headquarters in the Netherlands with offices in Ireland, the United States, China, Singapore and the United Arab Emirates.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck Tel. +31 20 655 9616 foberdieck@aercap.com www.aercap.com	For Investors: Peter Wortel Tel. +31 20 655 9658 pwortel@aercap.com